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FORM 4                                          | hours per response......0.5 |


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

     Blackman, Jr.              John                     N.
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   (Last)                       (First)                 (Middle)

     c/o NYMAGIC, INC.
     330 Madison Avenue
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                                 (Street)

    New York,                    NY                    10017
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   (City)                        (State)                 (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     NYMAGIC, INC. ("NYM")
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

     January 31, 2003
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [x]  Director                         [x]  10% Owner
     [_]  Officer (give title below)       [_]  Other (specify title below)


              ----------------------------------------

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [x]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person

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

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                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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                                                                                              5.
                                                                                              Amount of       6.
                                                                  4.                          Securities      Owner-
                                           2A.        3.          Securities Acquired (A)     Beneficially    ship
                                2.         Deemed     Trans-         or Disposed of (D)       Owned           Form:     7.
                                Trans-     Execution  action        (Instr. 3, 4 and 5)       Following       Direct    Nature of
                                action     Date,      Code        ------------------------    Reported        (D) or    Indirect
1.                              Date       if any     (Instr. 8)             (A)              Transaction(s)  Indirect  Beneficial
Title of Security               (Month/    (Month/    ----------             or               (Instr. 3       (I)       Ownership
(Instr. 3)                      Day/Year)  Day/Year)  Code    V    Amount    (D)   Price      and 4)          (Instr.4) (Instr. 4)
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
                                                                                                                        By Blackman
                                                                                                                        Investments,
Common Stock                    1/31/03                S          100,000     D   (1)         1,720,000(2)     I        LLC
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Common Stock                                                                                    100,000        I        By Trust
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



                                                                                                                            (Over)
                                                                                                                   SEC 1474 (9-02)


FORM 4 (continued)

                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                         9.         10.
                                                                                                         Number     Owner-
                                                                                                         of         ship
                                                                                                         deriv-     Form
                  2.                                                                                     ative      of
                  Conver-                        5.                            7.                        Secur-     Deriv-  11.
                  sion                           Number of                     Title and Amount          ities      ative   Nature
                  or             3A.             Derivative   6.               of Underlying     8.      Bene-      Secur-  of
                  Exer-          Deemed  4.      Securities   Date             Securities        Price   ficially   ity     In-
                  cise   3.      Execu-  Trans-  Acquired (A) Exercisable and  (Instr. 3 and 4)  of      Owned      Direct  direct
                  Price  Trans-  tion    action  or Disposed  Expiration Date  ----------------  Deriv-  Following  (D) or  Bene-
1.                of     action  Date,   Code    of (D)       (Month/Day/Year)          Amount   ative   Reported   In-     ficial
Title of          Deriv- Date    if any  (Instr. (Instr. 3,   ----------------          or       Secur-  Trans-     direct  Owner-
Derivative        ative  (Month/ (Month/ 8)      4 and 5)     Date     Expira-          Number   ity     action(s)  (I)     ship
Security          Secur- Day/    Day/    ------- ------------ Exer-    tion             of       (Instr. (Instr.    (Instr. (Instr.
(Instr. 3)        ity    Year)   Year)   Code V  (A) (D)      cisable  Date    Title    Shares   5)      4)         4)      4)
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
Call                                                                                                                       By
Options                                                                                                                    Blackman
(obligation                                                                     Common                                     Invest-
to sell)         (3)    1/31/03           S          100,000  1/31/03  1/31/08  Stock   100,000  (1)     -0-        I      ments,LLC
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Explanation of Responses:
(1) The sale price was $21 for each unit, defined as one share of common stock plus one call option to purchase a share of common stock.
(2) Of the total amount of shares shown as beneficially owned, 100,000 shares are subject to the option described in Table II of this report.
(3) The option exercise price is $19.75 per share of common stock, plus an additional $0.25 per share for each three month period commencing upon February 15, 2003 (as adjusted pursuant to the terms of the option), minus the aggregate amount of any cash dividends paid per share on the common stock after the date of issuance of the option.


Signed for John N. Blackman, Jr. pursuant to a power of attorney on file with the Securities and Exchange Commission.

/s/  Paul J. Hart                                              2/3/03
--------------------------------------------            -----------------------
**Signature of Reporting Person                                  Date

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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